                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                AMENDMENT NO. 7

                                       to

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                        CATELLUS DEVELOPMENT CORPORATION
                     --------------------------------------
                           (Name of Subject Company)



                         Common Shares, $0.01 par value
                     --------------------------------------
                         (Title of Class of Securities)



                                   149-111-106
                     --------------------------------------
                                 (CUSIP Number)


                                Sheryl Pressler
                           Chief Investment Officer
                          California Public Employees'
                               Retirement Systems
                         Lincoln Plaza, 400 "P" Street
                         Sacramento, California 95814
                            Tel. No. (916) 326-3828
                     --------------------------------------
                     (Name, Address and Telephone Number of
                         Persons Authorized to Receive
                          Notices and Communications)


                               November 14, 1995
                     --------------------------------------
                         (Date of Event Which Requires
                            Filing of this Statement





                               Page 1 of 13 Pages

                      The Index to Exhibits is on Page 11

                                  SCHEDULE 13D

  CUSIP No. 149-111-106                                           Page   2   of    13    Pages
            --------------------                                       -----    --------


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   California Public Employees' Retirement System
                   I.R.S. I.D. No. 94-620-7465


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                        (b)  [ ]


    3     SEC USE ONLY




    4     SOURCE OF FUNDS*

                   OO


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)            [ ]



    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
                         7     SOLE VOTING POWER

   NUMBER OF SHARES                     37,757,342
  BENEFICIALLY OWNED
  BY EACH REPORTING      8     SHARED VOTING POWER
     PERSON WITH
                                        0

                         9     SOLE DISPOSITIVE POWER

                                        37,757,342

                         10    SHARED DISPOSITIVE POWER

                                        0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   37,757,342

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   approx. 46.4%

   14     TYPE OF REPORTING PERSON*

                   EP

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                   Page 2 of 13 Pages

                                  SCHEDULE 13D
 CUSIP No. 149-111-106                                Page 3 of 13 Pages


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Bay Area Real Estate Investment Associates, L.P.
                   I.R.S. I.D. No. 94-310-4456


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                        (b)  [ ]


    3     SEC USE ONLY




    4     SOURCE OF FUNDS*

                   OO


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)            [ ]



    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
                         7     SOLE VOTING POWER

   NUMBER OF SHARES                     0
  BENEFICIALLY OWNED
  BY EACH REPORTING      8     SHARED VOTING POWER
     PERSON WITH
                                        0

                         9     SOLE DISPOSITIVE POWER

                                        0

                         10    SHARED DISPOSITIVE POWER

                                        0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%

   14     TYPE OF REPORTING PERSON*


                   PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                       Page 3 of 13 Pages

                 This Amendment No. 7 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited Partnership Act of which CalPERS was the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 7 have the meanings given to such terms in the Schedule 13D.

Item 2.    Identity and Background.

                 Information with respect to persons identified in Schedule A of Item 2 is amended as follows:

                 Information concerning the current executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this Amendment No. 7. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

                 To the best of the knowledge of the filing persons, no person named in Schedule A to this Amendment No. 7 during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Sources and Amount of Funds

                 Item 3 is amended by adding to the end thereof the following information:

                 On November 14, 1995, JMB/Bay Area Partners ("JMB") withdrew as the sole general partner of BAREIA and BAREIA distributed to JMB $712,070 with respect to JMB's capital account in BAREIA. In addition, BAREIA paid $10,914,627 to JMB in satisfaction of certain termination and management fees. The funds distributed and paid to JMB by BAREIA consisted of $292,195 of BAREIA's working capital and $11,334,502 received by BAREIA as a capital contribution from CalPERS from pension trust funds under CalPERS' administration. CalPERS thereafter commenced the dissolution and winding up of BAREIA as a partnership and BAREIA distributed to CalPERS 29,999,605 shares of Common Stock and 1,405,702 shares of the Issuer's $3.75 Series A Cumulative Convertible Preferred Stock ("Preferred Stock") with respect to CalPERS' capital account in BAREIA. The 1,405,702 shares of Preferred Stock are





                                       Page 4 of 13 Pages
convertible at the option of the holder into 7,757,737 shares of Common Stock of the Issuer. CalPERS is BAREIA's liquidating partner and has exclusive rights and responsibilities for winding up its affairs.

Item 4.    Purpose of the Transaction.

                 Item 4 is amended by adding to the end thereof the following information:

                 CalPERS executed and delivered a letter agreement dated November 14, 1995, between CalPERS and the Issuer (the "Letter Agreement") with respect to, among other things, the Agreement dated as of January 14, 1993 between the Issuer and BAREIA, and Amendment No. 1 thereto dated as of January 29, 1993 (as so amended, the "BAREIA Agreement"), the Stockholders Agreement dated as of January 29, 1993 by and among BAREIA, Olympia & York
SF Holdings Corporation ("O&Y"), Itel Corporation ("Itel") and the Issuer
(the "Stockholders Agreement"), and the Registration Rights Agreement dated as of December 29, 1989 by and among the Issuer, O&Y, Itel, and BAREIA, and the First Amendment to such Agreement dated as of January 29, 1993 (as so amended, the "Registration Rights Agreement"). The Letter Agreement confirms that the BAREIA Agreement and the Stockholders Agreement have been terminated and that CalPERS is a holder of Registrable Securities under the Registration Rights Agreement and is entitled to the benefits thereof. The description of the terms and provisions of the Letter Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as
Exhibit 13 hereto and incorporated herein by this reference. CalPERS intends, from time to time, to recommend nominees to fill vacancies on the Board of Directors of the Issuer or otherwise to serve as directors of the Issuer, and also may take such actions as may be necessary, including without limitation voting its shares of the Issuer's stock, to ensure the election of such additional nominees to the Board of Directors.

Item 5.    Interest in Securities of Issuer.

                 Item 5 is amended by adding to the end of 5(a)-(c) the following information:

                 On November 14, 1995, JMB withdrew as the sole general partner of BAREIA and BAREIA distributed $712,070 to JMB with respect to its capital account in BAREIA. CalPERS thereafter commenced the dissolution and winding up of BAREIA as a partnership. In connection with the dissolution, BAREIA distributed to CalPERS 29,999,605 shares of Common Stock and 1,405,702 shares of Preferred Stock with respect to CalPERS' capital account in BAREIA.
The 1,405,702 shares of Preferred Stock are convertible at the option of the holder into 7,757,737 shares of Common Stock. CalPERS is BAREIA's liquidating partner and has exclusive rights and responsibilities for winding up its affairs.

                 CalPERS has sole power to vote and direct the vote of and sole power to dispose of or to direct the disposition of 37,757,342 shares of Common Stock, including 7,757,737 shares of Common Stock currently issuable upon conversion of the shares of Preferred Stock referred to above, which would






                                       Page 5 of 13 Pages
constitute approximately 46.4% of such Common Stock.

                 BAREIA beneficially owns no shares of Common Stock of the Issuer.

                 CalPERS has executed and delivered the Letter Agreement, which confirms that the BAREIA Agreement and the Stockholders Agreement have been terminated and that CalPERS is a holder of Registrable Securities under the Registration Rights Agreement and is entitled to the benefits thereof. The description of the terms and provisions of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 13 hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings Where Relationship With Respect to Securities of the Issuer.

                 Item 6 is amended by adding to the end thereof the following information:

                 CalPERS has executed and delivered the Letter Agreement, which confirms that the BAREIA Agreement and the Stockholders Agreement have been terminated and that CalPERS is a holder of Registrable Securities under the Registration Rights Agreement and is entitled to the benefits thereof. The description of the terms and provisions of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 13 hereto and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits:

                 Item 7 is hereby amended by adding the following exhibit.

                 13. Letter Agreement dated November 14, 1995 between CalPERS and the Issuer.





                                       Page 6 of 13 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 1995         BAY AREA REAL ESTATE INVESTMENT ASSOCIATES L.P.


                                 By:  California Public Employees'
                                       Retirement System, its
                                       Liquidating Partner


                                      By: /s/ SHERYL PRESSLER
                                          ----------------------------------
                                          Sheryl Pressler
                                          Title: Chief Investment Officer





                                       Page 7 of 13 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 1995                CALIFORNIA PUBLIC EMPLOYEES'
                                         RETIREMENT SYSTEM


                                         By:  /s/ SHERYL PRESSLER
                                              -------------------------------
                                              Sheryl Pressler
                                              Title: Chief Investment Officer





                                         Page 8 of 13 Pages

                                   SCHEDULE A

                 CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM


                 Listed below are the executive officers and members of the Board of Administration of the California Public Employees' Retirement System and their present principal occupations and residence or business addresses.

Executive Officers



James E. Burton                            Chief Executive Officer
                                           California Retirement Employees'
                                           Retirement System
                                           Lincoln Plaza
                                           400 "P" Street
                                           Sacramento, California 94229-2701

Sheryl Pressler                            Chief Investment Officer
                                           California Retirement Employees'
                                           Retirement System
                                           Lincoln Plaza
                                           400 "P" Street
                                           Sacramento, California 94229-2701



Members of the Board of
    Administration
-----------------------
Harry Bubb                                 Director
                                           Pacific Mutual Life Insurance
                                           700 Newport Center Drive
                                           Newport Beach, California 92880

Robert Carlson                             Retired
                                           2120 Lambeth Way
                                           Carmichael, California 95608

Thomas Clark                               Retired
                                           2267 Albury Avenue
                                           Long Beach, California 90815

Kathleen Connell                           Controller of the State of California
                                           300 Capital Mall, 18th Floor
                                           Sacramento, California 95814





                                       Page 9 of 13 Pages

Jerry Cremins                              Retired
                                           780 La Goleta Way
                                           Sacramento, California 95864

William Crist                              Professor of Economics
                                           California State University - Stanislaus
                                           801 Monte Vista Avenue
                                           Turlock, California 95380

Michael Flaherman                          Economist
                                           Bay Area Rapid Transit
                                           800 Madison Street, Room 432
                                           Oakland, California 94657

Matt Fong                                  Treasurer of the State of California
                                           915 Capital Mall, Suite 110
                                           Sacramento, California 95814

William Rosenberg                          Retired
                                           555 Pierce Street, #721
                                           Albany, California 94706

Kurato Shimada                             Landscape/Grounds Custodial Supervisor
                                           Oak Grove School District
                                           6578 Santa Teresa Boulevard
                                           San Jose, California 95119

David Tirapelle                            Director, Department of Personnel
                                           Administration
                                           North Building, Suite 400
                                           1515 S Street
                                           Sacramento, California 95814

Charles F. Valdes                          Attorney
                                           California Department of Transportation
                                           P.O. Box 1438
                                           Sacramento, California 95807





                                       Page 10 of 13 Pages

                                 EXHIBIT INDEX


Number                                                                                        Page
------                                                                                        ----
  13.            Letter Agreement dated November 14, 1995 between CalPERS and the Issuer       13






                                      Page 11 of 13 Pages

                          California Public Employees'
                               Retirement Systems
                         Lincoln Plaza, 400 "P" Street
                         Sacramento, California 95814



                               November 14, 1995



Mr. Nelson C. Rising
President and Chief Executive Officer
Catellus Development Corporation
201 Mission Street
San Francisco, California  94105

Dear Mr. Rising:

                 Reference is made to the Agreement dated as of January 14, 1993 between Catellus Development Corporation (the "Company") and Bay Area Real Estate Investment Associates L.P. ("BAREIA"), and Amendment No. 1 thereto dated as of January 14, 1993 (as so amended, the "BAREIA Agreement"), the Stockholders Agreement dated as of January 29, 1993 by and among BAREIA, Olympia & York SF Holdings Corporation ("O&Y"), Itel Corporation ("Itel") and the Company (the "Stockholders Agreement"), and the Registration Rights Agreement dated as of December 29, 1989 by and among the Company, O&Y, Itel, and BAREIA, and the First Amendment to such Agreement dated as of January 29, 1993 (as so amended, the "Registration Rights Agreement").

                 This will confirm that BAREIA is being liquidated and dissolved as of November 14, 1995, and that the California Public Employees' Retirement System ("CalPERS"), as the sole limited partner of BAREIA, will become the sole holder of the 29,999,605 shares of the Company's Common Stock and the 1,405,702 shares of the Company's $3.7 Series A Cumulative Convertible Preferred Stock (collectively, the "Shares") which currently are held by BAREIA. This also will confirm our understanding that since Itel and O&Y each have ceased to own 5% of the outstanding shares of the Company's Common Stock, those companies no longer are parties which are bound by the Stockholders Agreement.

                 This further will confirm that CalPERS agrees to be bound by the terms of the Registration Rights Agreement in accordance with Section 13 thereof.

                 This will confirm our understanding and agreement that effective as of the date of this letter the BAREIA Agreement and the Stockholders Agreement will have been terminated and will be of no further force and effect, and CalPERS will be a Holder of Registrable Securities under the Registration Rights Agreement






                                      Page 12 of 13 Pages
and be entitled to the benefits of such Agreement with respect to the Shares.


                 Please sign and return the enclosed copy of this letter agreement to us if the foregoing accurately reflects our understanding and agreement.

                                        Very truly yours,

                                        CALIFORNIA PUBLIC EMPLOYEES'
                                        RETIREMENT SYSTEM


                                         By:  /s/ SHERYL PRESSLER
                                              -------------------------------
                                              Chief Investment Officer



Accepted and Confirmed:

CATELLUS DEVELOPMENT CORPORATION


By:  /s/ NELSON C. RISING
     ----------------------------





                                      Page 13 of 13 Pages